Exhibit 99.5

CONSOLIDATED STATEMENTS OF INCOME
Total

2nd quarter	2nd quarter		1st half	1st half
2004	2003	Amounts in millions of euros (1)	2004	2003
(unaudited)	(unaudited)		(unaudited)	(unaudited)

28,897	24,347	Sales	56,757	52,650
(23,707)	(20,298)	Operating expenses	(46,868)	(43,508)
(1,231)	(1,179)	Depreciation, depletion, and amortization of tangible assets	(2,424)	(2,408)

		Operating income
(50)	(67)	Corporate	(108)	(122)
4,009	2,937	Business segments *	7,573	6,856

3,959	2,870	Total operating income	7,465	6,734

(43)	(42)	Interest expense, net	(83)	(84)
79	71	Dividend income on non-consolidated subsidiaries	94	76
(2)	(1)	Dividends on subsidiaries’ redeemable preferred shares	(3)	(3)
(230)	(231)	Other income (expense), net	(253)	(494)
(1,949)	(1,254)	Provision for income taxes	(3,631)	(2,851)
313	275	Equity in income (loss) of affiliates	589	526

2,127	1,688	Income before amortization of acquisition goodwill	4,178	3,904

(27)	(36)	Amortization of acquisition goodwill	(57)	(66)

2,100	1,652	Consolidated net income	4,121	3,838

54	47	of which minority interest	114	113

2,046	1,605	NET INCOME **	4,007	3,725

3.31	2.52	Earnings per share (euros) ***	6.46	5.80

4,009	2,937	* Operating income from business segments, adjusted for special items	7,573	6,856

2,119	1,719	Net operating income from business segments, adjusted for special items	4,043	3,770

2,162	1,767	** Net income (Group share), adjusted for special items	4,140	3,887

3.49	2.77	*** Earnings per share, adjusted for special items (euros)	6.67	6.05

(1)	Except for earnings per share

CONSOLIDATED BALANCE SHEET
Total

	Amounts in millions of euros

	June 30, 2004	March 31, 2004	December 31, 2003	June 30, 2003
	(unaudited)	(unaudited)		(unaudited)

ASSETS

NON-CURRENT ASSETS
Intangible assets, net	2,089	2,031	2,017	2,205
Property, plant, and equipment, net	37,547	37,300	36,286	36,661
Equity affiliates : investments and loans	8,215	8,224	7,833	7,738
Other investments	1,196	1,170	1,162	1,235
Other non-current assets	3,317	3,286	3,152	3,669

Total non-current assets	52,364	52,011	50,450	51,508

CURRENT ASSETS
Inventories, net	6,263	6,067	6,137	5,980
Accounts receivable, net	14,214	14,278	12,357	12,418
Prepaid expenses and other current assets	4,710	4,746	4,779	4,950
Short-term investments	1,369	1,393	1,404	1,663
Cash and cash equivalents	11,310	16,175	4,836	9,532

Total current assets	37,866	42,659	29,513	34,543

TOTAL ASSETS	90,230	94,670	79,963	86,051

LIABILITIES & SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY
Common shares	6,538	6,497	6,491	6,881
Paid-in surplus and retained earnings	31,917	32,402	30,408	31,776
Cumulative translation adjustment	(2,626)	(2,636)	(3,268)	(1,946)
Treasury shares	(5,133)	(3,858)	(3,225)	(6,960)

Total shareholders’ equity	30,696	32,405	30,406	29,751

SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES	411	409	396	438

MINORITY INTEREST	625	715	664	620

LONG-TERM LIABILITIES
Deferred income taxes	5,665	5,622	5,443	6,106
Employee benefits	3,870	3,903	3,818	3,896
Other liabilities	6,426	6,375	6,344	6,462

Total long-term liabilities	15,961	15,900	15,605	16,464

LONG-TERM DEBT	10,759	11,023	9,783	9,906

CURRENT LIABILITIES
Accounts payable	11,214	11,212	10,304	9,256
Other creditors and accrued liabilities	10,012	10,868	8,970	10,331
Short-term borrowings and bank overdafts	10,552	12,138	3,835	9,285

Total current liabilities	31,778	34,218	23,109	28,872

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	90,230	94,670	79,963	86,051

CONSOLIDATED STATEMENTS OF CASH FLOWS
Total

2nd quarter	2nd quarter		1st half	1st half
2004	2003	Amounts in millions of euros	2004	2003
(unaudited)	(unaudited)		(unaudited)	(unaudited)

		CASH FLOW FROM OPERATING ACTIVITIES

2,100	1,652	Consolidated net income	4,121	3,838

1,329	1,266	Depreciation, depletion, and amortization	2,597	2,564

47	240	Long-term liabilities, valuation allowances, and deferred taxes	36	(166)
109	101	Unsuccessful exploration costs	182	161
(72)	(49)	(Gains)/Losses on sales of assets	(146)	155
69	(13)	Equity in income of affiliates (in excess of)/less than dividends received	(159)	(191)
10	1	Other changes, net	21	3

3,592	3,198	Cash flow from operating activities before changes in working capital	6,652	6,364
(969)	(64)	(Increase)/Decrease in operating assets and liabilities	54	592

2,623	3,134	CASH FLOW FROM OPERATING ACTIVITIES (1)	6,706	6,956

		CASH FLOW USED IN INVESTING ACTIVITIES

(1,580)	(1,320)	Intangible assets and property, plant, and equipment additions	(2,849)	(2,531)
(85)	(89)	Exploration expenditures charged to expenses	(158)	(142)
(9)	8	Acquisitions of subsidiaries, net of cash acquired	(9)	8
(58)	(33)	Investments in equity affiliates and other securities	(89)	(38)
(206)	(74)	Increase in long-term loans	(444)	(299)

(1,938)	(1,508)	Total expenditures	(3,549)	(3,002)
69	49	Proceeds from sale of intangible assets and property, plant, and equipment	143	126
—	2	Proceeds from sale of subsidiaries, net of cash sold	1	735
15	66	Proceeds from sale of non-current investments	41	68
87	40	Repayment of long-term loans	168	221

171	157	Total divestitures	353	1,150
24	(174)	(Increase)/Decrease in short-term investments	36	(155)

(1,743)	(1,525)	CASH FLOW USED IN INVESTING ACTIVITIES	(3,160)	(2,007)

		CASH FLOW FROM FINANCING ACTIVITIES

		Issuance and repayment of shares:
371	44	Parent company’s shareholders	371	45
(1,275)	(959)	Purchase of treasury shares	(1,908)	(2,550)
43	16	Minority shareholders	82	23
—	—	Subsidiaries’ redeemable preferred shares	—	—
		Cash dividends paid:
(2,853)	(2,571)	— Parent company’s shareholders	(2,853)	(2,571)
(137)	(96)	— Minority shareholders	(141)	(108)
15	417	Net issuance/(repayment) of long-term debt	1,240	1,409
(1,792)	(1,938)	Increase/(Decrease) in short-term borrowings and bank overdrafts	5,869	3,507
(2)	(1)	Other changes, net	(3)	(3)

(5,630)	(5,088)	CASH FLOW FROM FINANCING ACTIVITIES	2,657	(248)

(4,750)	(3,479)	Net increase/decrease in cash and cash equivalents	6,203	4,701
(115)	(106)	Effect of exchange rates and changes in reporting entity on cash and cash equivalents	271	(135)
16,175	13,117	Cash and cash equivalents at the beginning of the year or period	4,836	4,966

11,310	9,532	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	11,310	9,532

(1)	including payments relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back of 92 millions of euros for the second quarter 2004, 222 millions of euros for the first half 2004.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros

2nd quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,718	19,277	4,896	6		28,897
Intersegment sales	3,370	617	149	12	(4,148)	—

Total sales	8,088	19,894	5,045	18	(4,148)	28,897

Depreciation, depletion, and amortization of tangible assets	(810)	(215)	(197)	(9)		(1,231)

Operating income	3,135	727	147	(50)		3,959

Amortization of intangible assets and acquisition goodwill	(6)	(32)	(27)	(9)		(74)
Equity in income (loss) of affiliates and other items	154	65	(163)	142		198
Tax on net operating income	(1,787)	(224)	12	42		(1,957)

Net operating income	1,496	536	(31)	125		2,126

Net cost of net debt						(24)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(56)

Net income						2,046

2nd quarter 2004
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	(176)	—		(176)
Tax on net operating income	—	—	58	—		58

Net operating income	—	—	(118)	—		(118)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						2

Net income						(116)

2nd quarter 2004
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,718	19,277	4,896	6		28,897
Intersegment sales	3,370	617	149	12	(4,148)	—

Total sales	8,088	19,894	5,045	18	(4,148)	28,897

Depreciation, depletion, and amortization of tangible assets	(810)	(215)	(197)	(9)		(1,231)

Operating income	3,135	727	147	(50)		3,959

Amortization of intangible assets and acquisition goodwill	(6)	(32)	(27)	(9)		(74)
Equity in income (loss) of affiliates and other items	154	65	13	142		374
Tax on net operating income	(1,787)	(224)	(46)	42		(2,015)

Net operating income	1,496	536	87	125		2,244

Net cost of net debt						(24)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(58)

Net income						2,162

2nd quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,331	316	251	40		1,938
Divestitures at selling price	102	39	30	—		171
Cash flow from operating activities (1)	2,644	414	22	(457)		2,623

(1)	In the Chemicals segment, this figure amounts to 114 millions of euros excluding an amount of 92 millions of euros paid relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros

2nd quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,268	15,885	4,190	4		24,347
Intersegment sales	2,626	451	98	29	(3,204)	—

Total sales	6,894	16,336	4,288	33	(3,204)	24,347

Depreciation, depletion, and amortization of tangible assets	(777)	(214)	(186)	(2)		(1,179)

Operating income	2,297	456	184	(67)		2,870

Amortization of intangible assets and acquisition goodwill	(5)	(30)	(36)	(4)		(75)
Equity in income (loss) of affiliates and other items	95	93	(202)	188		174
Tax on net operating income	(1,169)	(113)	(43)	51		(1,274)

Net operating income	1,218	406	(97)	168		1,695

Net cost of net debt						(42)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(48)

Net income						1,605

2nd quarter 2003
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	(213)	40		(173)
Tax on net operating income	—	—	21	(10)		11

Net operating income	—	—	(192)	30		(162)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						(162)

2nd quarter 2003
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,268	15,885	4,190	4		24,347
Intersegment sales	2,626	451	98	29	(3,204)	—

Total sales	6,894	16,336	4,288	33	(3,204)	24,347

Depreciation, depletion, and amortization of tangible assets	(777)	(214)	(186)	(2)		(1,179)

Operating income	2,297	456	184	(67)		2,870

Amortization of intangible assets and acquisition goodwill	(5)	(30)	(36)	(4)		(75)
Equity in income (loss) of affiliates and other items	95	93	11	148		347
Tax on net operating income	(1,169)	(113)	(64)	61		(1,285)

Net operating income	1,218	406	95	138		1,857

Net cost of net debt						(42)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(48)

Net income						1,767

2nd quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,130	194	160	24		1,508
Divestitures at selling price	44	13	32	68		157
Cash flow from operating activities (1)	1,884	1,483	(104)	(129)		3,134

(1)	In the Chemicals segment, this figure amounts to 46 millions of euros excluding an amount of 150 millions of euros paid relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros

1st half 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	10,648	36,522	9,569	18		56,757
Intersegment sales	6,432	1,196	291	53	(7,972)	—

Total sales	17,080	37,718	9,860	71	(7,972)	56,757

Depreciation, depletion, and amortization of tangible assets	(1,588)	(428)	(391)	(17)		(2,424)

Operating income	5,954	1,273	346	(108)		7,465

Amortization of intangible assets and acquisition goodwill	(10)	(53)	(59)	(17)		(139)
Equity in income (loss) of affiliates and other items	271	116	(169)	287		505
Tax on net operating income	(3,330)	(389)	(42)	110		(3,651)

Net operating income	2,885	947	76	272		4,180

Net cost of net debt						(56)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(117)

Net income						4,007

1st half 2004
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	(202)	—		(202)
Tax on net operating income	—	—	67	—		67

Net operating income	—	—	(135)	—		(135)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						2

Net income						(133)

1st half 2004
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	10,648	36,522	9,569	18		56,757
Intersegment sales	6,432	1,196	291	53	(7,972)	—

Total sales	17,080	37,718	9,860	71	(7,972)	56,757

Depreciation, depletion, and amortization of tangible assets	(1,588)	(428)	(391)	(17)		(2,424)

Operating income	5,954	1,273	346	(108)		7,465

Amortization of intangible assets and acquisition goodwill	(10)	(53)	(59)	(17)		(139)
Equity in income (loss) of affiliates and other items	271	116	33	287		707
Tax on net operating income	(3,330)	(389)	(109)	110		(3,718)

Net operating income	2,885	947	211	272		4,315

Net cost of net debt						(56)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(119)

Net income						4,140

1st half 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,543	542	413	51		3,549
Divestitures at selling price	201	82	49	21		353
Cash flow from operating activities (1)	4,974	2,124	(60)	(332)		6,706

(1)	In the Chemicals segment, this figure amounts to 162 millions of euros excluding an amount of 222 millions of euros paid relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros

1st half 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	9,290	34,603	8,743	14		52,650
Intersegment sales	5,790	1,151	249	58	(7,248)	—

Total sales	15,080	35,754	8,992	72	(7,248)	52,650

Depreciation, depletion, and amortization of tangible assets	(1,606)	(424)	(366)	(12)		(2,408)

Operating income	5,322	1,235	299	(122)		6,734

Amortization of intangible assets and acquisition goodwill	(8)	(48)	(69)	(10)		(135)
Equity in income (loss) of affiliates and other items	159	156	(395)	298		218
Tax on net operating income	(2,850)	(352)	129	182		(2,891)

Net operating income	2,623	991	(36)	348		3,926

Net cost of net debt						(85)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(116)

Net income						3,725

1st half 2003
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	(213)	40		(173)
Tax on net operating income	—	—	21	(10)		11

Net operating income	—	—	(192)	30		(162)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						(162)

1st half 2003
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	9,290	34,603	8,743	14		52,650
Intersegment sales	5,790	1,151	249	58	(7,248)	—

Total sales	15,080	35,754	8,992	72	(7,248)	52,650

Depreciation, depletion, and amortization of tangible assets	(1,606)	(424)	(366)	(12)		(2,408)

Operating income	5,322	1,235	299	(122)		6,734

Amortization of intangible assets and acquisition goodwill	(8)	(48)	(69)	(10)		(135)
Equity in income (loss) of affiliates and other items	159	156	(182)	258		391
Tax on net operating income	(2,850)	(352)	108	192		(2,902)

Net operating income	2,623	991	156	318		4,088

Net cost of net debt						(85)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(116)

Net income						3,887

1st half 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,296	319	335	52		3,002
Divestitures at selling price	224	57	787	82		1,150
Cash flow from operating activities (1)	4,455	3,043	(185)	(357)		6,956

(1)	In the Chemicals segment, this figure amounts to 147 millions of euros excluding an amount of 332 millions of euros paid relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back.

CONSOLIDATED STATEMENTS OF INCOME (Impact of special items)
Total
(unaudited)

	1st half			1st half
	2004			2003
			Consolidated
	Adjusted for		statement of	Adjusted for
Amounts in millions of euros	special items	Special items	income	special items

Total sales	56,757	—	56,757	52,650
Operating expenses	(46,868)	—	(46,868)	(43,508)
Depreciation, depletion, and amortization of tangible assets	(2,424)	—	(2,424)	(2,408)

Operating income
Corporate	(108)	—	(108)	(122)
Business segments	7,573	—	7,573	6,856

Total operating income	7,465	—	7,465	6,734

Interest expense, net	(83)	—	(83)	(84)
Dividend income on non-consolidated subsidiaries	94	—	94	76
Dividends on subsidiaries’ redeemable preferred shares	(3)	—	(3)	(3)
Other income (expense), net	(51)	(202)	(253)	(321)
Provision for income taxes	(3,698)	67	(3,631)	(2,862)
Equity in income (loss) of affiliates	589	—	589	526

Income before amortization of acquisition goodwill	4,313	(135)	4,178	4,066

Amortization of acquisition goodwill	(57)	—	(57)	(66)

Consolidated net income	4,256	(135)	4,121	4,000

of which minority interest	116	(2)	114	113

NET INCOME	4,140	(133)	4,007	3,887

	2nd quarter		2nd quarter
	2004		2003
			Consolidated
	Adjusted for		statement of	Adjusted for
Amounts in millions of euros	special items	Special items	income	special items

Total sales	28,897	—	28,897	24,347
Operating expenses	(23,707)	—	(23,707)	(20,298)
Depreciation, depletion, and amortization of tangible assets	(1,231)	—	(1,231)	(1,179)

Operating income
Corporate	(50)	—	(50)	(67)
Business segments	4,009	—	4,009	2,937

Total operating income	3,959	—	3,959	2,870

Interest expense, net	(43)	—	(43)	(42)
Dividend income on non-consolidated subsidiaries	79	—	79	71
Dividends on subsidiaries’ redeemable preferred shares	(2)	—	(2)	(1)
Other income (expense), net	(54)	(176)	(230)	(58)
Provision for income taxes	(2,007)	58	(1,949)	(1,265)
Equity in income (loss) of affiliates	313	—	313	275

Income before amortization of acquisition goodwill	2,245	(118)	2,127	1,850

Amortization of acquisition goodwill	(27)	—	(27)	(36)

Consolidated net income	2,218	(118)	2,100	1,814

of which minority interest	56	(2)	54	47

NET INCOME	2,162	(116)	2,046	1,767

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY
Total

			Paid-in
	Common shares issued		surplus and	Cumulative	Treasury shares
			retained	translation			Shareholders’
(in millions of euros)	Number	Amount	earnings	adjustments	Number	Amount	equity

As of December 31, 2002	687,190,510	6,872	30,514	(830)	(35,026,899)	(4,410)	32,146

Cash dividend	—	—	(2,571)	—	—	—	(2,571)

Net income of the first half of 2003	—	—	3,725	—	—	—	3,725

Issuance of common shares	977,840	9	59	—	—	—	68

Purchase of treasury shares	—	—	—	—	(20,615,000)	(2,550)	(2,550)

Cancellation of repurchased shares	—	—	—	—	—	—	—

Translation adjustments	—	—	—	(1,116)	—	—	(1,116)

Other changes, net	—	—	49	—	—	—	49

As of June 30, 2003	688,168,350	6,881	31,776	(1,946)	(55,641,899)	(6,960)	29,751

Cash dividend	—	—	—	—	—	—	—

Net income from July 1st to December 31st	—	—	3,300	—	—	—	3,300

Issuance of common shares	949,886	10	54	—	—	—	64

Purchase of treasury shares	—	—	—	—	(10,615,000)	(1,444)	(1,444)

Cancellation of repurchased shares	(40,000,000)	(400)	(4,779)	—	40,000,000	5,179	—

Translation adjustments	—	—	—	(1,322)	—	—	(1,322)

Other changes, net	—	—	57	—	—	—	57

As of December 31, 2003	649,118,236	6,491	30,408	(3,268)	(26,256,899)	(3,225)	30,406

Cash dividend	—	—	(2,853)	—	—	—	(2,853)

Net income of the first half of 2004	—	—	4,007	—	—	—	4,007

Issuance of common shares	4,651,571	47	410	—	—	—	457

Purchase of treasury shares	—	—	—	—	(12,400,000)	(1,908)	(1,908)

Cancellation of repurchased shares	—	—	—	—	—	—	—

Translation adjustments	—	—	—	642	—	—	642

Other changes, net	—	—	(55)	—	—	—	(55)

As of June 30, 2004	653,769,807	6,538	31,917	(2,626)	(38,656,899)	(5,133)	30,696

Total financial statements

Second quarter and first half 2004 consolidated accounts, French GAAP

TOTAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
THE FIRST HALF OF 2004
(unaudited)

I.	ACCOUNTING POLICIES

The consolidated financial statements of TOTAL and its subsidiaries (together, the Company or Group) have been prepared in accordance with generally accepted accounting principles in France (French “GAAP”) and comply with the principles and methodology relative to consolidated financial statements, Regulation No. 99-02 approved by the decree dated June 22, 1999 of the French Accounting Regulations Committee.

Furthermore, the Company applies the standards issued by the Financial Accounting Standard Board (FASB) which are compatible with the French Regulations and which contribute, in their current wording, to better reflect the assets and liabilities of the Company and the best comparability with the other oil majors, namely those from North America. The exceptions to the use of FASB standards are presented in the Annual Report as well as in the Annual Report under US Generally Accepted Accounting Principles (Form 20-F).

The accounting policies applied for the consolidated financial statements as of June 30, 2004 are the same as those used for the Financial Statements as of December 31, 2003.

II.	CHANGES IN THE GROUP STRUCTURE

There were no major changes in the Group structure during the first half of 2004.

III.	SPECIAL ITEMS

Special items of operating income

There were no special items affecting the operating income during the first half of 2004 and the first half of 2003.

Special items of net income

(in millions of euros)		Upstream	Downstream	Chemicals	Corporate	Total

1st half 2004	Restructuring charges	—	—	(31)	—	(31)

	Asset impairment	—	—	—	—	—

	Gain on assets’ sales	—	—	—	—	—

	Additional Toulouse — AZF reserve	—	—	(98)	—	(98)

	Other items	—	—	(4)	—	(4)

Total		—	—	(133)	—	(133)

1st half 2003	Restructuring charges	—	—	(34)	—	(34)

	Asset impairment	—	—	—	—	—

	Gain on assets’ sales	—	—	—	30	30

	Other items	—	—	(158)	—	(158)

Total		—	—	(192)	30	(162)

TOTAL

Notes to the consolidated financial statements for the first half of 2004

In the first half of 2004, the special items amount to (133) M€ and concern essentially an additional provision related to AZF plant explosion in Toulouse.

The special items that had a positive impact in the first half 2003 include gains on the sale of Sanofi-Synthélabo shares, while the negative impacts include, in the Chemicals segment, a restructuring charge and a 155 M€ provision related to investigations of anti-trust practices by the European Commission.

IV.	SHAREHOLDERS’ EQUITY

Shares held by the parent company, TOTAL S.A.

As of June 30, 2004, TOTAL S.A. held 24,012,791 of its own shares, representing 3.67% of its share capital, detailed as follows:

—	9,932,791 shares allocated to covering share purchase option plans for Company employees ; these shares are recorded as short-term investments and maintained within the total assets,

—	14,080,000 shares, of which 1,680,000 shares were purchased in November and December 2003, and 12,400,000 during the first half of 2004, pursuant to the authorization granted by the Ordinaries and Extraordinaries Shareholders’ Meetings held on May 6, 2003 and on May 14, 2004. These shares are deducted from the consolidated shareholders’ equity.

Shares held by the subsidiaries

As of June 30, 2004, TOTAL S.A. held indirectly, through its subsidiaries 25,082,817 of its own shares, representing 3.84% of its share capital :

—	505,918 shares held by a consolidated subsidiary, Total Nucléaire, indirectly controlled by TOTAL S.A. These shares were initially acquired in order to realize short-term cash investments and are recorded in short-term investments in the consolidated financial statements;

—	24,576,899 shares held by subsidiaries of Elf Aquitaine, Financière Valorgest, Sogapar and Fingestval. These shares were deducted from the consolidated shareholders’ equity.

TOTAL

Notes to the consolidated financial statements for the first half of 2004

Consolidated statements of changes in shareholders’ equity

			Paid-in
	Common shares issued		surplus and	Cumulative	Treasury shares
			retained	translation			Shareholders’
(in millions of euros)	Number	Amount	earnings	adjustments	Number	Amount	equity

As of December 31, 2002	687,190,510	6,872	30,514	(830)	(35,026,899)	(4,410)	32,146

Cash dividend	—	—	(2,571)	—	—	—	(2,571)

Net income of the first half of 2003	—	—	3,725	—	—	—	3,725

Issuance of common shares	977,840	9	59	—	—	—	68

Purchase of treasury shares	—	—	—	—	(20,615,000)	(2,550)	(2,550)

Cancellation of repurchased shares	—	—	—	—	—	—	—

Translation adjustments	—	—	—	(1,116)	—	—	(1,116)

Other changes, net	—	—	49	—	—	—	49

As of June 30, 2003	688,168,350	6,881	31,776	(1,946)	(55,641,899)	(6,960)	29,751

Cash dividend	—	—	—	—	—	—	—

Net income from July 1st to December 31st	—	—	3,300	—	—	—	3,300

Issuance of common shares	949,886	10	54	—	—	—	64

Purchase of treasury shares	—	—	—	—	(10,615,000)	(1,444)	(1,444)

Cancellation of repurchased shares	(40,000,000)	(400)	(4,779)	—	40,000,000	5,179	—

Translation adjustments	—	—	—	(1,322)	—	—	(1,322)

Other changes, net	—	—	57	—	—	—	57

As of December 31, 2003	649,118,236	6,491	30,408	(3,268)	(26,256,899)	(3,225)	30,406

Cash dividend	—	—	(2,853)	—	—	—	(2,853)

Net income of the first half of 2004	—	—	4,007	—	—	—	4,007

Issuance of common shares	4,651,571	47	410	—	—	—	457

Purchase of treasury shares	—	—	—	—	(12,400,000)	(1,908)	(1,908)

Cancellation of repurchased shares	—	—	—	—	—	—	—

Translation adjustments	—	—	—	642	—	—	642

Other changes, net	—	—	(55)	—	—	—	(55)

As of June 30, 2004	653,769,807	6,538	31,917	(2,626)	(38,656,899)	(5,133)	30,696

TOTAL

Notes to the consolidated financial statements for the first half of 2004

V.	SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES

There were no operations on these preferred shares during the first half of 2004.

VI.	LONG-TERM DEBT

The Group has issued debenture loans through its subsidiary Total Capital during the first half of 2004 :

—	Debenture 2.375% 2003-2010 (200 million CHF)
—	Debenture 4.875% 2004-2010 (250 million GBP)
—	Debenture 3.75% 2004-2010 (500 million EUR)
—	Debenture 6% 2004-2009 (150 million AUD)
—	Debenture 4.875% 2004-2010 (100 million GBP)
—	Debenture 4.875% 2004-2010 (150 million GBP)
—	Debenture 4% 2004-2010 (100 million CAD)
—	Debenture 5.75% 2004-2011 (100 million AUD)

The Group has reimbursed debenture loans during the first half of 2004 :

—	Debenture 4% 2000-2004 (100 million CHF)
—	Debenture 4% 2000-2004 (150 million CHF)
—	Debenture 4% 2000-2004 (200 million CHF)
—	Debenture 6.875% 1997-2004 (300 million USD)
—	Debenture 2.25% 1999-2004 (250 million CHF)
—	Debenture 7% 1994-2004 (1,500 million FRF)

In the context of its active cash management, the Group may increase temporarily its short-term borrowings, particularly in the form of commercial paper. The short-term borrowings and the cash and cash equivalents resulting from this cash management in the quarterly financial statements are not necessarily representative of a steady position.

TOTAL

Notes to the consolidated financial statements for the first half of 2004

VII — INFORMATION BY BUSINESS SEGMENT

	Amounts in millions of euros

1st half 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	10,648	36,522	9,569	18		56,757
Intersegment sales	6,432	1,196	291	53	(7,972)	—

Total sales	17,080	37,718	9,860	71	(7,972)	56,757

Depreciation, depletion, and amortization of tangible assets	(1,588)	(428)	(391)	(17)		(2,424)

Operating income	5,954	1,273	346	(108)		7,465

Amortization of intangible assets and acquisition goodwill	(10)	(53)	(59)	(17)		(139)
Equity in income (loss) of affiliates and other items	271	116	(169)	287		505
Tax on net operating income	(3,330)	(389)	(42)	110		(3,651)

Net operating income	2,885	947	76	272		4,180

Net cost of net debt						(56)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(117)

Net income						4,007

1st half 2004
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	(202)	—		(202)
Tax on net operating income	—	—	67	—		67

Net operating income	—	—	(135)	—		(135)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						2

Net income						(133)

1st half 2004
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	10,648	36,522	9,569	18		56,757
Intersegment sales	6,432	1,196	291	53	(7,972)	—

Total sales	17,080	37,718	9,860	71	(7,972)	56,757

Depreciation, depletion, and amortization of tangible assets	(1,588)	(428)	(391)	(17)		(2,424)

Operating income	5,954	1,273	346	(108)		7,465

Amortization of intangible assets and acquisition goodwill	(10)	(53)	(59)	(17)		(139)
Equity in income (loss) of affiliates and other items	271	116	33	287		707
Tax on net operating income	(3,330)	(389)	(109)	110		(3,718)

Net operating income	2,885	947	211	272		4,315

Net cost of net debt						(56)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(119)

Net income						4,140

1st half 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,543	542	413	51		3,549
Divestitures at selling price	201	82	49	21		353
Cash flow from operating activities (1)	4,974	2,124	(60)	(332)		6,706

(1)	In the Chemicals segment, this figure amounts to 162 millions of euros excluding an amount of 222 millions of euros paid relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back.

TOTAL

Notes to the consolidated financial statements for the first half of 2004

	Amounts in millions of euros

1st half 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	9,290	34,603	8,743	14		52,650
Intersegment sales	5,790	1,151	249	58	(7,248)	—

Total sales	15,080	35,754	8,992	72	(7,248)	52,650

Depreciation, depletion, and amortization of tangible assets	(1,606)	(424)	(366)	(12)		(2,408)

Operating income	5,322	1,235	299	(122)		6,734

Amortization of intangible assets and acquisition goodwill	(8)	(48)	(69)	(10)		(135)
Equity in income (loss) of affiliates and other items	159	156	(395)	298		218
Tax on net operating income	(2,850)	(352)	129	182		(2,891)

Net operating income	2,623	991	(36)	348		3,926

Net cost of net debt						(85)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(116)

Net income						3,725

1st half 2003
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	(213)	40		(173)
Tax on net operating income	—	—	21	(10)		11

Net operating income	—	—	(192)	30		(162)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						(162)

1st half 2003
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	9,290	34,603	8,743	14		52,650
Intersegment sales	5,790	1,151	249	58	(7,248)	—

Total sales	15,080	35,754	8,992	72	(7,248)	52,650

Depreciation, depletion, and amortization of tangible assets	(1,606)	(424)	(366)	(12)		(2,408)

Operating income	5,322	1,235	299	(122)		6,734

Amortization of intangible assets and acquisition goodwill	(8)	(48)	(69)	(10)		(135)
Equity in income (loss) of affiliates and other items	159	156	(182)	258		391
Tax on net operating income	(2,850)	(352)	108	192		(2,902)

Net operating income	2,623	991	156	318		4,088

Net cost of net debt						(85)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(116)

Net income						3,887

1st half 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,296	319	335	52		3,002
Divestitures at selling price	224	57	787	82		1,150
Cash flow from operating activities (1)	4,455	3,043	(185)	(357)		6,956

(1)	In the Chemicals segment, this figure amounts to 147 millions of euros excluding an amount of 332 millions of euros paid relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back.